Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce

ANNUAL

INFORMATION

FORM

December 2, 2015

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Information Form or in other communications except as required by law.

INFORMATION INCORPORATED BY REFERENCE

Certain disclosure in this Annual Information Form (AIF) is derived and incorporated by reference from CIBC’s 2015 Annual Report for the year ended October 31, 2015 (2015 AR). The table below identifies pages from the 2015 AR which are incorporated by reference into this AIF. The 2015 AR is available on SEDAR at www.sedar.com.

AIF Item	2015 AR – Page Reference

CORPORATE STRUCTURE
Intercorporate Relationships	160

DESCRIPTION OF THE BUSINESS
The CIBC Organization	1-90

Environmental Risk	75

Risk Factors	41-75

DIVIDENDS	137-139

CAPITAL STRUCTURE	136-140

Directors and Board Committees	180

LEGAL PROCEEDINGS	154-156

TRANSFER AGENT AND REGISTRAR	178

AUDIT COMMITTEE
Fees for Services provided by Shareholders’ Auditors	90

GLOSSARY	172-177

Unless otherwise specified, this AIF presents information as at October 31, 2015.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada) (Bank Act). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among CIBC and its significant subsidiaries is provided on page 160 of the 2015 AR.

DESCRIPTION OF THE BUSINESS

The CIBC Organization

CIBC is a leading Canadian-based, global financial institution. CIBC serves its clients through three main businesses: Retail and Business Banking, Wealth Management and Capital Markets.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer delivered through more than 1,500 advisors across Canada and the U.S.

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

CIBC’s three main businesses are supported by the following functional groups: Technology and Operations; Finance (including Treasury); Administration; Risk Management and Internal Audit as well as other support groups, which all form part of Corporate and Other. Information about CIBC’s business lines and functional groups is provided in CIBC’s Management Discussion and Analysis (2015 MD&A) for the year ended October 31, 2015 included on pages 1-90 of the 2015 AR.

A more complete description of services provided by Retail and Business Banking, Wealth Management and Capital Markets can be found in the 2015 AR on pages 17-27.

Competitive Conditions

CIBC was the fifth largest Canadian chartered bank in terms of market capitalization as of October 31, 2015.

CIBC operated in an environment of decelerating domestic and global economic growth in 2015, including declines in Canada through the first half of the calendar year. Weakness in oil and other resource prices led to a drop in Canadian business capital spending, and softer employment growth that pushed the unemployment rate modestly higher. Supported by lower interest rates, household consumption and housing remained healthy, while household borrowing accelerated as average mortgage sizes trended in line with house prices. Business credit maintained a solid pace of growth. Capital markets saw firmer growth in government bonds, but lower issuance activity for domestic currency corporate bonds. Weaker equity markets impacted wealth management and equity origination, but market volatility was supportive for secondary trading across capital markets businesses.

Social and Environmental Policies

Additional information about our environmental policies and environmental risks can be found under “Management of risk - Other risks – Environmental risk” on page 75 of our 2015 AR. Furthermore, CIBC’s Corporate Responsibility Report and Public Accountability Statement summarizes our commitment to our stakeholders and highlights the activities we are undertaking to enhance our economic, environmental, social and governance contributions. This report is available at cibc.com under Corporate Responsibility.

Risk Factors

A discussion of risk factors related to CIBC and its business, and the steps taken to manage those risks appears throughout the 2015 MD&A and in particular under the heading “Management of risk” on pages 41 to 75 of the 2015 AR.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

At CIBC, we are building a strong, innovative, relationship-oriented bank. We have a great team and strong franchise that has proven that it can deliver consistent, sustainable results. Our opportunity now is to transform our bank and deliver growth.

For many years, CIBC has reported a scorecard of financial objectives to measure and report on our progress to external stakeholders. These measures are categorized into four key areas of shareholder value:

1.	Earnings growth
●	Average annual earnings per share (EPS) growth of 5-10% over the medium term (defined as 3-5 years)
●	Achieving positive operating leverage over the medium term
2.	Return on common shareholders’ equity (ROE)
●	Adjusted ROE of 20% through the cycle (going forward the target is being modified to 18% to 20% through the cycle)
3.	Total shareholder return
●	40-50% dividend payout ratio to common shareholders on a long term, average basis (going forward our target is to deliver an adjusted dividend payout ratio of approximately 50%)
●	Total shareholder return that exceeds the industry average on a rolling 5 year basis
4.	Balance sheet strength
●	Maintain strong capital ratios that exceed regulatory targets

1.	Earnings Growth

In 2015, CIBC reported adjusted EPS1 of $9.45, compared to $8.94 in 2014, up 6% and within our target range. Adjusted EPS was $8.65 in 2013.

  1 For additional information, see the “Non-GAAP measures” section on page 13 of the 2015 AR.

2.	Adjusted ROE

Adjusted ROE2 is another key measure of shareholder value. CIBC’s 2015 target was to achieve adjusted ROE of 20% through the cycle. In 2015, adjusted ROE of 19.9% was in line with this target but below the 20.9% reported in 2014. Adjusted ROE was 22.9% in 2013. Going forward, our target adjusted ROE is 18% to 20% through the cycle.

3.	Total Shareholder Return

CIBC’s 2015 adjusted dividend payout ratio2 was 45.4% compared to 44.0% in 2014. The adjusted dividend payout ratio was 43.9% in 2013. Going forward, our target is to deliver an adjusted dividend payout ratio of approximately 50%.

CIBC’s rolling 5 year total shareholder return for the five years ended October 31, 2015 was 60.9% compared to 59.6% for the S&P/TSX Composite Banks Index.

4.	Balance Sheet Strength

At the end of 2015, CIBC’s Basel III Common Equity Tier 1 ratio on an all-in basis was 10.8%, well above the regulatory target set by OSFI.

DIVIDENDS

CIBC has a common share dividend sub-policy of maintaining a balance between the distribution of profits to shareholders and the need to retain capital for safety and soundness, and to support growth of the businesses. In the context of this overall policy, CIBC has a long term objective for an average dividend payout ratio of 40-50% of earnings attributable to common shareholders and seeks to create a pattern of stable growth in dividends per common share, as appropriate. Going forward, our target is to deliver an adjusted dividend payout ratio of approximately 50%.

The cash dividends declared and paid per share for each class of CIBC shares and restrictions on the payment of dividends can be found on pages 137 to 139 of the 2015 AR.

CAPITAL STRUCTURE

The following summary of CIBC’s capital structure is qualified in its entirety by CIBC’s by-laws and the actual terms and conditions of such shares. Additional detail on CIBC’s capital structure is provided on pages 136 to 140 of the 2015 AR.

Description of Common Shares

CIBC’s authorized common share capital consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of CIBC (the “Board”) , subject to the preference of holders of preferred shares. A holder of common shares is entitled to notice of and to attend all shareholders’ meetings, except meetings at which only holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each common share held. In the event of liquidation, dissolution or winding-up of CIBC, after payment of all outstanding deposits and debts and subject to the preference of any shares ranking senior to the common shares, the holders of common

2 For additional information, see the “Non-GAAP measures” section on page 13 of the 2015 AR.

shares will be entitled to a pro rata distribution of the remaining assets of CIBC. The holders of common shares have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the common shares are subject to the rights of the holders of preferred shares.

Description of Preferred Shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, with such rights, privileges, restrictions and conditions as the Board may determine, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $ 10 billion. There are three series of Class A Preferred Shares currently outstanding (Series 39, 41 and 43) and no Class B Preferred Shares currently outstanding.

The Bank Act requires that banks maintain adequate capital in relation to their operations. The Superintendent of Financial Institutions (the “Superintendent”) establishes capital adequacy requirements for issuances of regulatory capital by banks. These requirements include that all regulatory capital must be able to absorb losses in a failed financial institution. Effective January 1, 2013, in accordance with capital adequacy requirements adopted by the Superintendent, non-common capital instruments issued after January 1, 2013, including preferred shares, must include non-viability contingent capital provisions, providing for the full and permanent automatic conversion (a “NVCC Automatic Conversion”) of such non-common capital instruments into common shares upon the occurrence of certain trigger events relating to financial viability (the “NVCC Provisions”) in order to qualify as regulatory capital.

The following describes certain general terms and conditions of the preferred shares.

Certain Conditions of the Class A Preferred Shares as a Class

The following is a summary of certain provisions attaching to the Class A Preferred Shares as a class.

Priority

The Class A Preferred Shares of each series of Class A Preferred Shares rank on a parity with every other series of Class A Preferred Shares and rank in priority to the Class B Preferred Shares and the common shares of CIBC with respect to the payment of dividends and on the distribution of assets in the event of the liquidation, dissolution or winding-up of CIBC, provided that a NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A Preferred Shares has not occurred.

Restrictions on Creation of Additional Class A Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Class A Preferred Shares given in the manner described under “Modification” below, is required for any increase in the maximum aggregate consideration for which the Class A Preferred Shares may be issued and for the creation of any shares ranking prior to or on a parity with the Class A Preferred Shares.

Modification

Approval of amendments to the provisions of the Class A Preferred Shares as a class and any other authorization required to be given by the holders of Class A Preferred Shares may be given by a resolution carried by an affirmative vote of not less than 66  2⁄3% of the votes cast at a meeting at which the holders of 10% of the outstanding Class A Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present would form the necessary quorum.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of CIBC, provided that a NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A Preferred Shares has not occurred, the holders of the Class A Preferred Shares will be entitled to receive an amount equal to the price at which such shares are issued together with such premium, if any, as shall have been provided for with respect to the Class A Preferred Shares of any series, together with all declared and unpaid dividends, before any amount is paid or any assets of CIBC are distributed to the holders of any shares ranking junior to the Class A Preferred Shares. Upon payment to the holders of the Class A Preferred Shares of the amounts so payable to them, they will not be entitled to share in any further distribution of the assets of CIBC. If a NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A Preferred Shares has occurred, all of the Class A Preferred Shares of such series shall have been converted into common shares of CIBC in accordance with a pre-determined conversion formula specified at the time of issuance of the Class A Preferred Shares of such series and will rank on parity with all other common shares of CIBC.

Voting Rights

Subject to the provisions of the Bank Act, the directors of CIBC are empowered to set voting rights, if any, for each series of Class A Preferred Shares.

Contingent Conversion of Certain Series of Class A Preferred Shares

All of CIBC’s currently outstanding Class A Preferred Shares (Series 39, 41 and 43) were issued after January 1, 2013 and, accordingly, contain NVCC Provisions in their respective share terms and conditions. The number of common shares into which such Class A Preferred Shares would be converted upon a NVCC Automatic Conversion will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of such Class A Preferred Shares.

Bank Act restrictions related to share ownership

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. By way of summary, no person, or persons acting jointly or in concert, shall be a major shareholder of a bank if the bank has equity of $12 billion or more (which would include CIBC). A person is a major shareholder of a bank where (i) the aggregate of the shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) is more than 20% of that class of voting shares; or (ii) the aggregate of the shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the

Bank Act) is more than 30% of that class of non-voting shares. No person, or persons acting jointly or in concert, shall have a significant interest in any class of shares of a bank, including CIBC, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) exceeds 10% of all of the outstanding shares of that class of shares of such bank.

In addition, the Bank Act prohibits a bank, including CIBC, from recording in its securities register the transfer or issuance of shares of any class to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a government of a foreign country or any political subdivision of a foreign country, or an agent or agency of a foreign government. The Bank Act also suspends the exercise of any voting rights attached to any share of a bank, including CIBC, that is beneficially owned by Her Majesty in right of Canada or of a province, an agency of Her Majesty, a government of a foreign country or any political subdivision of a foreign country, or any agency thereof.

Liquidity and Credit Ratings

Our funding strategy includes maintaining a diverse funding mix of client-sourced retail deposits and wholesale funding including asset securitization, covered bonds and unsecured debt. We have on-going access to a range of active short- and long- term unsecured and secured funding sources to assist with meeting our funding requirements, and regularly monitor wholesale funding reliance and concentrations, including by type and counterparty, to approved internal limits consistent with our desired liquidity risk profile.

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. CIBC’s wholesale funding and credit ratings are also discussed on pages 70-71 of the 2015 MD&A under the heading “Management of risk - Liquidity risk – Funding”.

The table below provides the ratings for CIBC’s Class A Preferred shares and debt obligations as at December 2, 2015:

	DBRS	MOODY’S	STANDARD & POOR’S	FITCH

SHORT-TERM DEBT	R-1 (High)	P-1	A-1	F1+

LONG-TERM DEBT	AA	Aa3	A+	AA-

SUBORDINATED DEBT	AA (low)	A3	BBB+	A+

SUBORDINATED DEBT - NVCC	A (low)	Baa1	BBB	A+

PREFERRED SHARES - NVCC	Pfd-2	Baa2	P-3(High)	n/a

OUTLOOK/TREND	Negative[3]	Negative[4]	Negative[4]	Stable

The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the respective rating agencies.

3 Applies to short-term debt, senior debt, and subordinated debt (non-NVCC) ratings.

4 Applies only to long-term debt rating.

Definitions of rating categories are available on the respective rating agencies’ websites and are outlined in Appendix A (as at October 31, 2015). More detailed explanations of the various rating categories may be obtained directly from the rating agencies.

As is common practice, CIBC has paid fees charged by all four of the above-noted rating agencies for their rating services and, to certain of the rating agencies, for other services during the last two years. CIBC reasonably expects that such payments will continue to be made for services in the future.

MARKET FOR SECURITIES

CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its Class A Preferred Shares on the Toronto Stock Exchange5.

The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange:

●	US Dollar Floating Rate Debenture Notes Due 2084 with interest at 6-month US$ LIBOR plus 0.25%. To CIBC’s knowledge, the issue did not trade on the exchange during the year ended October 31, 2015.

●

US Dollar Floating Rate Subordinated Capital Debentures Due 2085 with interest at 6-month US$ LIBOR plus 0.125%. To CIBC’s knowledge, the issue did not trade on the exchange during the year ended October 31, 2015.

5 From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are deposits.

Trading Prices and Volume6

	Nov 14	Dec 14	Jan 15	Feb 15	Mar 15	Apr 15	May 15	Jun 15	Jul 15	Aug 15	Sep 15	Oct 15
Common Shares

High	$107.09	$107.32	$100.70	$96.28	$96.75	$97.99	$97.60	$95.98	$93.79	$96.94	$96.19	$102.90

Low	$102.25	$96.51	$88.04	$88.52	$90.25	$91.01	$93.63	$91.89	$89.18	$83.10	$91.70	$94.37

Volume (‘000)	13577	31499	32438	25971	27867	20188	15068	25971	22855	25057	29472	26966
Preferred Shares Series 27
High	$25.45	$25.44	$25.01	Redeemed January 31, 2015
Low	$25.23	$24.97	$24.97
Volume (‘000)	269	617	279
Preferred Shares Series 29

High	$25.69	$25.80	$25.50	$25.44	$25.33	$25.00	Redeemed April 30, 2015
Low	$25.32	$25.24	$25.26	$25.28	$24.97	$24.97
Volume (‘000)	112	90	133	165	1273	263
Preferred Shares Series 39

High	$25.70	$25.62	$25.54	$24.99	$25.00	$24.69	$24.85	$24.65	$23.50	$23.25	$22.50	$20.34

Low	$25.35	$25.15	$24.14	$24.40	$24.58	$23.37	$23.86	$22.42	$21.08	$21.80	$18.60	$16.95

Volume (‘000)	266	234	158	463	323	297	204	109	303	561	184	547
Preferred Shares Series 41

High	Isssued Dec. 16, 2014	$24.98	$25.30	$24.95	$24.90	$24.54	$24.65	$23.95	$22.71	$22.28	$21.65	$20.00
Low		$24.65	$24.01	$24.06	$24.48	$23.40	$23.30	$22.13	$20.63	$20.45	$17.82	$16.39
Volume (‘000)		1705	1034	202	374	470	155	195	270	401	305	575
Preferred Shares Series 43

High					$24.95	$25.05	$25.08	$25.01	$24.85	$24.45	$23.91	$22.49

Low	Issued March 11, 2015				$24.61	$24.62	$24.67	$24.58	$23.88	$22.31	$19.55	$18.80

Volume (‘000)					2064	1225	822	312	206	135	146	441

6 Data from the TSX Historical Data Access.

DIRECTORS AND OFFICERS

Directors and Board Committees

Information concerning the directors and board committees of CIBC is found on page 180 of the 2015 AR.

All of the directors have held their business affiliations indicated on page 180 of the 2015 AR for the past five years with the exception of the following:

(i)	Patrick D. Daniel was previously President and Chief Executive Officer of Enbridge Inc. from 2001 to 2012;
(ii)	Luc Desjardins was previously Equity Partner, The Sterling Group, LP from 2008 to 2011;
(iii)	Kevin J. Kelly was previously Commissioner of the Ontario Securities Commission from 2006 to 2010 and Lead Director from 2010 to 2012;
(iv)	Martine Turcotte was previously Executive Vice-President and Chief Legal and Regulatory Officer of BCE Inc. and Bell Canada from 2008 to 2011; and
(v)	Barry L. Zubrow was previously Chief Risk Officer; Head of Corp. & Regulatory Affairs, JP Morgan Chase & Company from 2007-2012.

Directors are elected annually. Under the Bank Act and CIBC’s by-laws, a director’s term expires at the close of the next annual meeting of shareholders, which is scheduled for April 5, 2016.

Executive Officers

The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 2, 2015:

Name	Title	Municipality of Residence
Dodig, V.G. (Victor)	President and Chief Executive Officer, CIBC	Toronto
Capatides, M.G. (Mike)	Senior Executive Vice-President, Chief Administrative Officer and General Counsel	Morristown, NJ
Culham, H.K. (Harry)	Senior Executive Vice-President and Group Head, Capital Markets	Toronto
Dottori-Attanasio, L.L. (Laura)	Senior Executive Vice-President and Chief Risk Officer	Toronto
Geist, S.J.G. (Steve)	Senior Executive Vice-President and Group Head, Wealth Management	Toronto
Glass, K.A. (Kevin)	Senior Executive Vice-President and Chief Financial Officer	Toronto
Hountalas, J. (Jon)	Executive Vice-President, Business and Corporate Banking	Toronto
Kramer, C.C. (Christina)	Executive Vice-President, Retail Distribution and Channel Strategy	Toronto
Patterson, K.J.R. (Kevin)	Senior Executive Vice-President, Technology and Operations	Niagara On The Lake
Sharman, S.R. (Sandy)	Executive Vice-President and Chief Human Resources Officer	Burlington
Williamson, J.D. (David)	Senior Executive Vice-President and Group Head, Retail and Business Banking	Toronto

All of the executive officers have held their present position or another executive position in CIBC for more than five years except for Sandy Sharman who was Senior Vice-President and U.S. Head of Human Resources from 2011 to 2013 at the Toronto-Dominion Bank.

Shareholdings of Directors and Executive Officers

To CIBC’s knowledge, as at October 31, 2015, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC and FirstCaribbean International Bank Limited.

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, to CIBC’s knowledge, in the last ten years, no director or executive officer of CIBC is or has been a director, chief executive officer or chief financial officer of a company that, (a) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days or (b) was subject to such an order that was issued, after that person ceased to be a director or chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Except as set out below, to CIBC’s knowledge, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(i)

Mr. Gordon D. Giffin, a director of CIBC, was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Quebec in Canada;

(ii)

Mr. John P. Manley, a director of CIBC, was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies) when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Autorité des marchés financiers (AMF) issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the AMF lifted their cease trade orders shortly thereafter; and

Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

Penalties or Sanctions

To CIBC’s knowledge, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To CIBC’s knowledge, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To CIBC’s knowledge, no director or executive officer of CIBC or its subsidiaries has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of legal proceedings to which CIBC is a party is provided under the heading “Contingent liabilities and provision” on pages 154-156 of the 2015 AR.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To CIBC’s knowledge, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years that has materially affected or is reasonably expected to materially affect CIBC.

TRANSFER AGENT AND REGISTRAR

The addresses for CIBC’s transfer agent and registrar are provided on page 178 of the 2015 AR.

EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent auditors’ reports of registered public accounting firm to shareholders in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) – which includes the reports on CIBC’s consolidated financial statements and internal control over financial reporting. Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the

Chartered Professional Accountants of Ontario, (registered name of The Institute of Chartered Accountants of Ontario), and is an independent registered public accounting firm with respect to CIBC within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

AUDIT COMMITTEE

The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws. Each Audit Committee member has been designated by the Board as an “audit committee financial expert” as defined by the rules of the SEC.

Education and Experience

This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.

Each member of the Audit Committee currently is, or has previously been, in charge of, or an advisor or a consultant to, a significant business operation, often as president, chief executive officer or chief financial officer of a large public company. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.

Gary F. Colter

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter had over 34 years of executive experience (27 years as a partner) at KPMG Canada, during which he developed financial and accounting expertise while overseeing Canadian and global financial advisory services practices of KPMG. He served as Vice Chairman of KPMG Canada from 2001 to 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman of Financial Advisory Services, KPMG Canada from 1989 to 1998. Mr. Colter is a director and Chair of the Audit Committee of Revera Inc. and a member of the Audit Committee of Core-Mark Holding Company Inc. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant.

Luc Desjardins

Mr. Desjardins has been President and Chief Executive Officer and a member of the Board of Directors of Superior Plus Corp. since 2011. From 2008 to 2011, he was a partner at The Sterling Group, L.P., a private equity firm. From 2000 to 2008, Mr. Desjardins was with Transcontinental, Inc. first as the President and Chief Operating Officer and subsequently as the President and Chief Executive Officer. For the preceding 10 years, Mr. Desjardins held chief executive officer roles at other companies: Mail-Well Inc. from 1998 to 2000; and Supremex, Inc. from 1992 to 1998. Mr. Desjardins is a director of Gestion Jourdan SEC and a Member of the World President’s Organization. In 2005 Mr. Desjardins received a “Nouveaux Performants Award” granted to successful executives who excel in management practices. Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Jane L. Peverett, FCMA, ICD.D (Chair of the Audit Committee)

Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc., from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. Ms. Peverett is a director and Chair of the Audit Committee of EnCana Corporation and a director and member of the Audit Committee of Postmedia Network Canada Corp. and Post Media Network Inc. She is also a director of Hydro One Inc., Northwest Natural Gas Company and Associated Electric & Gas Insurance Services Limited. Ms. Peverett received a PEAK award honouring women’s excellence in the field of finance in 2005, and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a fellow of the Society of Management Accountants. Ms. Peverett is a member of the Institute of Corporate Directors with the designation ICD.D.

Katharine B. Stevenson, ICD.D

Ms. Stevenson was a senior financial executive with Nortel Networks Corporation from 1995 to 2007, serving as Global Treasurer from 2000 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. from 1984 to 1995. Ms. Stevenson is a director and Chair of the Audit Committee of CAE Inc., a director and member of the Audit Committee of Open Text Corporation, and a director and member of the Audit and Risk Committee and the Finance and Transactions Committee of Valeant Pharmaceuticals International, Inc. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted the CIBC Policy on the Scope of Services of the Shareholders’ Auditors (the “Scope of Services Policy”) to provide a consistent approach for the engagement of the shareholders’ auditors. The Scope of Services Policy requires that work performed by the shareholders’ auditors for CIBC or its subsidiaries be pre-approved by the Audit Committee, along with the related fee for that work. The Audit Committee may establish pre-approval policies and procedures that are specific to a particular service. Under the Scope of Services Policy, the shareholders’ auditors will only perform audit, audit-related and tax work, and other work if pre-approved by the Audit Committee. The Audit Committee may approve exceptions to the Scope of Services Policy if it determines that such an exception is in the overriding best interests of CIBC, and the exception does not impair the independence of the shareholders’ auditors. However, certain non-audit activities set out in the Scope of Services Policy are generally prohibited and will not be considered for exception from the Policy. On a quarterly basis, the Audit Committee is presented with a summary report of all engagements of the shareholders’ auditors that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with the Scope of Services Policy and state the fees received by the shareholders’ auditors for each engagement. The Scope of Services Policy also sets out ongoing relationship standards and requires that the shareholders’ auditors annually certify compliance with the Policy.

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITORS

The information on professional service fees paid to the Shareholders’ Auditors is provided on page 90 of the 2015 AR.

ADDITIONAL INFORMATION

Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that included in its proceedings the election of directors. Additional financial information is provided in CIBC’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

Appendix A

Rating Definitions

Dominion Bond Rating Service (DBRS)

Short-Term Debt	Rating: R-1 (high)

Short-term debt ratings deal with the risk that an issuer will not be able to meet its short- term financial obligations in a timely manner. Short-term debt rated R-1 (high) is of the highest credit quality, indicative of an entity with an exceptionally high capacity to repay its short-term financial obligations. R-1 is the highest of six short-term debt rating categories. The R-1 and R-2 categories are further denoted with “high”, “middle” and “low” subcategories.

Long-Term Debt	Rating: AA
Subordinated Debt	Rating: AA (low)

Long-term debt ratings provide an assessment of the risk that an issuer will not be able to meet its financial obligations under its long-term debt obligations. Long-term debt rated AA is ranked in the second highest of ten categories. It is considered to be of superior credit quality, with capacity for payment considered to be high. The credit quality of obligations rated AA differs from the highest AAA category only to a small degree, and is unlikely to be significantly susceptible to future events. The AA category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Subordinated Debt - NVCC	Rating: A (low)

Long-term debt ratings provide an assessment of the risk that an issuer will not be able to meet its financial obligations under its long-term debt obligations. Long-term debt rated A is ranked in the third highest of ten categories. It is considered to be of good credit quality, with substantial capacity for payment. The A category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Preferred Shares - NVCC	Rating: Pfd-2

Preferred share ratings provide an assessment of the risk that an issuer will not be able to meet its dividend and principal obligations in a timely manner. Preferred shares rated Pfd-2 are of satisfactory credit quality with substantial protection of dividends and principal. A Pfd-2 rating is the second highest of six categories for preferred shares. Each category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Moody’s

Short-Term Debt	Rating: P-1

Short-term debt ratings are assessments of an issuer’s ability to repay obligations with an original maturity of 13 months or less. Moody’s has four categories of short-term ratings with the P-1 category being the highest credit quality. Borrowers rated P-1 have a superior ability to repay short-term debt obligations.

Long-Term Debt	Rating: Aa3

Long-term debt ratings assess both the likelihood of default on contractual payments and the expected loss in the event of default on obligations with an original maturity of 1 year or more. The Aa rating category is the second highest of nine categories and includes obligations judged to be of high quality and very low credit risk.

Subordinated Debt	Rating: A3

The A rating category is the third highest of nine categories on the long-term rating scale and includes obligations judged to be upper-medium grade with low credit risk.

Subordinated Debt - NVCC	Rating: Baa1
Preferred Shares - NVCC	Rating: Baa2

A Baa rating is the fourth highest of nine categories used by Moody’s. Instruments carrying this rating are considered to be subject to moderate credit risk and to be medium grade obligations that may have certain speculative attributes.

(The modifiers 1, 2 and 3 are used with certain long-term ratings categories to indicate that an obligation ranks in the higher, middle or lower range of the rating category respectively.)

Standard & Poor’s (S&P)

Short-Term Debt	Rating: A-1

The A-1 category is the highest of six categories used by S&P for short-term debt. An obligation rated A-1 indicates that the borrower’s capacity to meet its financial commitment with respect to the obligation is strong.

Long-Term Debt	Rating: A+

The A rating category is the third highest of ten categories used by S&P for long-term debt obligations. Although the obligor’s ability to meet its financial commitment is strong, obligations rated A are somewhat more vulnerable to the negative effects of changes in circumstances and economic conditions when compared to obligations in higher rating categories. A “+” or “-” may be used to denote the relative standing of a rating within the category.

Subordinated Debt Subordinated Debt - NVCC	Rating: BBB+ Rating: BBB

The BBB rating category is the fourth highest of ten categories used by S&P for long-term debt obligations. The obligor’s ability to meet its financial commitment is adequate, however, negative economic conditions or change in circumstances are more likely to lead to a weakening of this capacity. A “+” or “-” may be used to denote the relative standing of a rating within the category.

Preferred Shares - NVCC	(Canadian Preferred Share Scale) Rating: P-3(High)

P-3 is the third highest of the eight categories used by S&P in its Canadian Preferred Share Scale, which is used to rate an issuer’s creditworthiness with respect to a specific preferred share obligation issued in Canada. A “High” or “Low” modifier may be used to indicate the relative standing of a credit within a particular rating category, while the absence of such a modifier indicates a rating in the middle of the category.

Fitch

Short-Term Debt	Rating: F1+

The F1 category is for obligations of the highest short-term credit quality and indicates the strongest intrinsic capacity for timely payment of financial commitments. The F1 rating is the highest of seven categories used for short-term debt; a “+” may be added to indicate an exceptionally strong credit feature.

Long-Term Debt	Rating: AA-

AA is the second highest of eleven ratings categories for long-term obligations and indicates an assessment of very high credit quality and very low default risk. This rating indicates a very strong capacity for payment of financial commitments that is not significantly susceptible to foreseeable events.

Subordinated Debt Subordinated Debt - NVCC	Rating: A+

The A category is the third highest of the rating categories for long-term obligations and indicates an assessment of high credit quality and low default risk. The capacity for payment is considered strong, but may be more susceptible to adverse business or economic conditions than that of higher rating categories.

(The designation “+” or “-” may be used to denote relative position within certain major long-term rating categories, while the absence of such a modifier indicates a rating in the middle of the category.)

Appendix B

Canadian Imperial Bank of Commerce

Audit Committee Mandate

1.	PURPOSE

(1)

The primary functions of the Audit Committee are to: fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under this mandate; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of CIBC’s internal auditors; and act as the Audit Committee for certain federally regulated subsidiaries.

2.	MEMBERSHIP AND ORGANIZATION

(1)

Composition — The Audit Committee shall consist of not less than three or more than six independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings, as the Audit Committee considers necessary or desirable.

(2)

Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of: (a) the close of the next annual meeting of shareholders of CIBC at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

(3)

Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee; preside over all Audit Committee meetings; coordinate the Audit Committee’s compliance with this mandate; work with management to develop the Audit Committee’s annual workplan and meeting agendas; and provide reports on the work of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board.

(5)

Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in CIBC’s financial statements.

(6)

Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

3.	MEETINGS

(1)

Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chief Auditor, the Chair of the Board or the Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

(2)

Notices of Meetings — Notices of Audit Committee meetings may be provided by prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

(3)

Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

(4)

Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chair of the Board, serve as members of the Audit Committee for that meeting.

(5)

Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).

(6)

Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management, employees and the external auditors of CIBC. The Audit Committee shall dedicate a portion of regularly scheduled meetings to meet separately with the Chief Auditor, the Chief Financial Officer, and the external auditors. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

(8)	Access to Other Committees — The Chair or any member of the Audit Committee may request the input of another Board committee on any accountability or responsibility set out in this mandate.

4.	ACCOUNTABILITIES AND RESPONSIBILITIES

The Audit Committee shall have the accountabilities and responsibilities set out below as well as any other accountabilities that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada), requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.

(1)	Financial Reporting

(a)

General — The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The external auditors are responsible for auditing CIBC’s annual consolidated financial statements and for reviewing CIBC’s unaudited interim consolidated financial statements in accordance with standards issued by the Canadian Auditing and Assurance Standards Board and with the standards issued by the Public Company Accounting Oversight Board (United States) (PCAOB). The external auditors are also responsible for auditing CIBC’s internal control over financial reporting in accordance with the standards issued by the PCAOB.

(b)

Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the related MD&A and the external auditors’ report on the consolidated financial statements. The review shall include assessing whether the financial statements, present fairly, in all material respects in accordance with International Financial Reporting Standards (IFRS), the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)

Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the related MD&A and the external auditors’ review report on the interim consolidated financial statements. The review shall include assessing whether the financial statements, present fairly, in all material respects in accordance with IFRS, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, and the related MD&A’s, the Audit Committee shall:

(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements and the MD&A;

(iii)	review the reports prepared by the external auditors for the Audit Committee summarizing their key findings and required communications in respect of the annual audit and the interim reviews;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)

review key areas of risk for material misstatement of the financial statements including critical accounting policies, models and estimates and other areas of measurement uncertainty or judgment underlying the financial statements and the MD&A as presented by management;

(vi)

review areas of significant auditor judgment as it relates to their evaluation of accounting policies, accounting estimates and financial statement disclosures; discuss and review estimates with management and the external auditor, whether the external auditor considers estimates/models to be “aggressive” or “conservative” within an acceptable range, the rationale for the final valuation decision and whether it is consistent with industry practice;

(vii)

review any material effects of regulatory and accounting changes, significant or unusual transactions, and the impact of material subsequent events between the reporting date and the approval date on the financial statements and the MD&A as presented by management;

(viii)	review management’s and the external auditors’ reports on the effectiveness of internal control over financial reporting;

(ix)	review the substantive correspondence between the external auditor and management related to the external auditors’ findings and any difficult or contentious matters noted by the external auditor;

(x)	review results of CIBC’s whistleblowing program; and

(xi)

review any other matters, related to the financial statements and the MD&A, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under auditing standards or applicable regulations and law;

(e)

Approval of Other Disclosures — The Audit Committee shall review and, if advisable, approve or recommend for Board approval: (i) the Annual Information Form of CIBC; (ii) the Form 40F of CIBC; (iii) financial disclosure in a news release disclosing financial results and (iv) any other material financial disclosure.

(2)	External Auditors

General — The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting including the resolution of disagreements between management and the external auditors regarding financial reporting.

(a)

Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend: (i) for shareholder approval, the appointment of the external auditors; and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(b)

The Audit Committee shall satisfy itself that the level of the audit fees is commensurate with the scope of work undertaken and conducive to a quality audit. The Audit Committee shall also assess whether any proposed change to the external auditor’s materiality level and/or scope continues to ensure a quality audit.

(c)

Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality–control procedures; and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues. The Audit Committee shall also review additional reports or communications of the external auditors as required by the Canadian Public Accountability Board, Office of the Superintendent of Financial Institutions, and the U.S. Public Company Accounting Oversight Board.

(d)

Audit Plan — At least annually, and as required, the Audit Committee shall review and approve the external auditors’ scope, terms of engagement and annual audit plan to ensure that it is appropriate and risk based. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan and that the work of the internal and external auditors is coordinated.

(e)

Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which they belong and within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission, and the Public Company Accounting Oversight Board. The Audit Committee shall also ensure that any concern raised by regulators or other stakeholders about the external auditors independence are appropriately reviewed and addressed.

(f)

Evaluation of External Auditors and of Lead Partner — At least annually, the Audit Committee shall assess the qualifications and performance of the external auditors and the lead partner and report on the overall effectiveness of the external auditors to the Board, considering factors such as:

(i)	the external auditor’s independence, objectivity, and professional skepticism;

(ii)	the quality of the engagement team;

(iii)	the quality of communications and interactions with the external auditor; and

(iv)	the quality of service provided by the external auditor.

The Audit Committee shall conduct a periodic comprehensive review of the external auditor at least every five years, for which the Audit Committee may consider engaging an independent third party to perform parts of the review and to report their findings to the Audit Committee.

(g)

Rotation of Lead Partner — The Audit Committee shall obtain a report from the external auditors annually confirming that they are in compliance with all legal, regulatory and professional requirements relating to partner rotation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h)

Pre-Approval of Audit and Non-Audit Services — The Audit Committee shall pre-approve any retainer of the external auditors for any audit and non-audit service to CIBC or its subsidiaries in accordance with applicable law and Board approved policies and procedures. The Chair of the Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. The decisions of any member of the Audit Committee to whom this authority has been delegated, as well as any pre-approvals of a particular service must be presented to the full Audit Committee for ratification at its next scheduled Audit Committee meeting.

(i)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors or former external auditors.

(3)	Internal Audit Function

The Audit Committee has the ultimate responsibility for the internal audit function and oversees its performance.

(a)

Organizational Framework — At least annually, the Audit Committee shall review and approve the Internal Audit organizational framework and charter (developed in accordance with professional standards promulgated by the Institute of Internal Auditors), having regard to its role as an independent control function.

(b)

Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment, reappointment or removal of the Chief Auditor. At least annually, the Audit Committee shall review the goals and review and approve the mandate of the Chief Auditor and review an assessment of the effectiveness and performance of the Chief Auditor.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Internal Audit function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the independence and effectiveness of the Internal Audit function;

(iii)	review any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(iv)	review the compliance of Internal Audit with professional standards promulgated by the Institute of Internal Auditors.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the Internal Audit function in accordance with professional standards promulgated by the Institute of Internal Auditors and in the context of regulatory expectations and practices of leading institutions. The Audit Committee shall review the results of that assessment.

(d)

Audit Plan — The Audit Committee shall review and approve the annual audit plan including the audit scope and the overall risk assessment methodology presented by the Chief Auditor to ensure that it is appropriate, risk based and addresses all relevant activities over a measureable cycle. On a quarterly basis, the Audit Committee shall review with the Chief Auditor the status of the audit plan and any changes needed, including a review of:

(i)	the results of audit activities, including any significant issues reported to management and management’s response and/or corrective actions;

(ii)	the status of identified control weaknesses;

(iii)	the overall design and operating effectiveness of internal control, risk management and governance systems and processes.

(e)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Auditor.

(4)	Finance Function

(a)	Organizational Framework – At least annually, the Audit Committee shall review and approve the Finance organizational framework, having regard to its role as an independent control function.

(b)

Chief Financial Officer — The Audit Committee shall review and, if advisable, approve the appointment or removal of the Chief Financial Officer. At least annually, the Audit Committee shall review the goals and review and approve the mandate of the Chief Financial Officer and review an assessment of the effectiveness of the Chief Financial Officer.

(c)	Effectiveness Review — At least annually, the Audit Committee shall:

(i)	review the Finance function’s financial plan and staff resources and recommend for Board approval;

(ii)	review management’s assessment of the effectiveness of the Finance function.

On a periodic basis, the Audit Committee shall engage an independent third party to assess the Finance function and the Audit Committee shall review the results of that assessment.

(d)	Succession Planning — At least annually, the Audit Committee shall review succession plans for the Chief Financial Officer.

(5)	Internal Controls

(a)	General — The Audit Committee shall monitor the system of internal control and ensure that senior management establishes and maintains adequate and effective internal control system and processes.

(b)

Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate policies and systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. The Audit Committee shall review management’s annual report on internal control over financial reporting and the external auditors’ report on internal controls over financial reporting. As part of this review at least annually, the Audit Committee shall consider and review the following with management, the external auditors and the Chief Auditor:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls; the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), operational controls, and legal and regulatory controls (including with respect to anti-money laundering and terrorist financing) and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators as they pertain to responsibilities under this mandate;

(iv)

CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(v)

CIBC’s business continuity management and insurance programs, including, reviewing and recommending for Board approval a resolution establishing certain limits of insurance, to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act (Canada);

(vi)

any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses including those relating to internal controls over financial reporting and disclosure controls; and

(vii)	consideration of matters that may be jointly addressed with other Committees of the Board.

(6)

Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:

(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;

(c)

require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;

(d)

review the effectiveness of the subsidiary’s internal control over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal control over financial reporting on management’s conclusions with respect to their effectiveness;

(e)

review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;

(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and

(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.

(7)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.

(8)

Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from management, the external auditors and the Chief Auditor on: legal matters that may have a material impact on CIBC and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements as they pertain to responsibilities under this mandate, and management’s plans to remediate any deficiencies identified. The Audit Committee shall report any material findings to the Board and recommend changes it considers appropriate.

(9)

Whistleblowing Procedures — The Audit Committee shall ensure that procedures are established for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters. The Committee shall review management reports on the procedures.

(10)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.

(11)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.

(12)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.	REPORTING TO THE BOARD

(1)

The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.

6.	COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW

(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.

(2)

At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.

7.	CURRENCY OF THE AUDIT COMMITTEE MANDATE

This mandate was last revised and approved by the Board on December 2, 2015.